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SEC FILE NUMBER
8-68107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HCFP Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

733 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F. Wilson	623-533-4407	cwilson@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLC
(Name – if individual, state last, first, and middle name)

750 3rd Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HCFP Capital Markets LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANTONIO MARQUEZ
Notary Public - State of Florida
Commission # GG 953323
My Comm. Expires Jan 30, 2024

Signature:

Title: Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HCFP/CAPITAL MARKETS LLC

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Financial Statement

December 31, 2021

Table of Contents

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
HCFP/Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HCFP/Capital Markets LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 25, 2022

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	758,387
Investment in securities, at fair value		434,639
Due from broker		318
Other assets		65,385
Total assets	**$**	**1,258,729**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	389
Member's Equity		1,258,340
Total liabilities and member's equity	**$**	**1,258,729**

See accompanying notes to statement of financial condition

(1) Organization

HCFP/Capital Markets LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

HCFP/Capital Markets LLC is an investment bank that provides innovative capital raising and strategic advisory services to clients across a wide range of industries.

The Company was formed on December 16, 2008 as a single member New York limited liability company. The Company is a wholly-owned subsidiary of HCFP/Capital Markets Holdings LLC (the "Parent").

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from such estimates.

(b) Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

(2) Summary of Significant Accounting Policies (continued)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgement in determining fair value of assets and liabilities, and Level 3 assets and liabilities involved greater judgement than Level 1 or Level 2 assets or liabilities.

(c) Cash and Cash Equivalents

The Company considers its investments in financial instruments acquired with maturities of less than 90 days to be cash equivalents.

(d) Income Taxes

The Company is a single-member limited liability company wholly-owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2021.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2021, the Company has no material unrecognized tax benefits.

(e) Concentration of Credit Risk

The Company maintains cash in bank accounts which, at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill its contractual obligations on its behalf.

(f) Credit Losses

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

(3) Investments

At December 31, 2021, the Company owned 265,834 shares of common stock of a publicly traded company with a fair value of $434,639. Such investment is classified as a level 1 security. The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2021, the Company had net capital of $1,080,459 which was $980,459 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0004 to 1.

The Company is considered a Non-Covered Firm under footnote 74 of Rule 17a-5 under the Securities Exchange Act of 1934 and as such is not subject to any Rule 15c3-3 requirements.

(5) Related Party Transactions

Related party transactions consist of the following:

(a) Transactions with Parent

The Company made $70,000 in distributions to its sole member during the year ended December 31, 2021. The Company entered into an expense sharing agreement with the Parent on July 1, 2018 whereby the Parent provides services including, but not limited to, staff, office, insurance and technology. The Parent also contributed securities with a fair value of $2,171,871 to the Company during the year ended December 31, 2021.

(6) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(7) Liquidity and funding

The Company's revenue fluctuates throughout the year based on the timing of when revenue is earned. The Company relies upon its cash resources and its Parent's financial capacity to manage its expenses due to any such fluctuation. The Parent has evaluated the Company's ability to meet its obligations and intends to continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date these financial statements were issued.

(8) Contingencies and Other Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, as a global pandemic, which continues to spread throughout the United States and around the world. The Company is continually monitoring the impact of the global pandemic on its business, especially since the Company conducts its activities in New York City, which, at various times since the onset of the global pandemic, has been severely affected by COVID-19. As a result, the Company has been subject to various requirements to stay at home and self-quarantine, as well as constraints on mobility and travel. While the Company continues to advance its business, the Company is also continually assessing the impact of the global pandemic on its current and planned activities. There is no certainty as to the length and severity of societal disruption caused by COVID-19. Consequently, the Company does not have sufficient visibility to predict the impact of the global pandemic on its operations and overall business. Further, the business or operations of its strategic partners and other third parties with whom the Company conducts business may also be adversely affected by the global pandemic. The Company continues to closely monitor the impact of the global pandemic on its business and the business of its strategic partners and other third parties with whom the Company conducts business. If the financial markets and/or the overall economy are negatively impacted for an extended period, the Company's financial performance may be materially adversely affected.

(9) Subsequent events

On February 15, 2022 the Company made a $130,000 distribution to its sole member. As of February 25, 2022, the fair value of investments in securities has decreased 55%. In preparing the financial statements the Company has evaluated events and transactions through February 25, 2022, the date these financial statements were issued.